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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Odeon Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Lexington Avenue, 27th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Aaron Dorfman 212-257-5035
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau Street	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 13 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Aaron Dorfman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Odeon Capital Group, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CFO

Title

Notary Public

PETER J SENDROWSKI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SE6356733
Qualified In Nassau County
My Commission Expires 04-10-2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ODEON CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS		
Cash and cash equivalents (Note 2)	$	2,537,183
Due from broker		5,543,665
Commissions receivable		409,219
Marketable securities (Note 2)		6,589,832
Non-marketable securities (Note 2)		5,213
Other assets (Note 7)		352,336
Capitalized assets, net of accumulated depreciation and amortization of $655,756 (Notes 2 & 6)		94,774
Total Assets	$	15,532,222

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Securities sold not yet purchased (Note 2)	$	7,272,163
Accounts payable and accrued expenses		4,324,975
Contingent liabilities (Note 9)		150,000
Total Liabilities		11,747,138
MEMBERS' EQUITY (Note 8)		3,785,084
Total Liabilities and Members' Capital	$	15,532,222

See accompanying notes and independent accountants' audit report.

ODEON CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

Note 1 - Nature of Business

Odeon Capital Group, LLC (The "Company") is a New York Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fuly disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expenses are recorded on a settlement date basis. There is no material difference between settlement date and trade date. Research income and investment banking income and related expenses are recorded at the time the services are provided.

b) Income Taxes

Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company earnings for Federal and State income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated buiness tax based on Company income, if applicable.

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which at times may exceed Federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Property and Equipment

Property, equipment and leasehold improvements are stated at cost. Depreciation is computed using the accelerated and straight-line depreciation methods over the estimated useful lives ranging from 3 to 39 years. Organization expense is recorded at cost and is amortized in accordance with the straight-line method over 5 years.

Note 2 - Summary of Significant Accounting Policies (concluded)

e) Fair Value Measurements

The Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell and asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant participant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

	Fair Value Measurements Using			
	Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Debt Securities	$ 6,176,389	$ 6,171,176	$ -	$ 5,213
Equity Securities	$ 418,656	$ 418,656	$ -	$ -
Securities Sold Short	$ 7,272,163	$ 7,272,163	$ -	$ -

f) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 - Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09) to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-014), which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. The Compnay has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the statement of financial condition and related disclosures.

Note 4 - Commitments and Contingencies

Office Lease

The Company rents its primary office space pursuant to a lease agreement expiring October 30, 2018, as well as a second office pursuant to a lease agreement expiring March 31, 2018 and one satellite office pursuant to a lease agreement expiring October 30, 2018.

The Company is also under lease with another office space which it no longer occupies. This lease agreement expires May 31, 2018. This space is occupied by a sublessee with the sublease expiring at the time the master lease expires.

Total rent expense for the year ended December 31, 2017 was $1,248,523.

Future minimum lease obligations under these leases are as follows:

Year	Amount
2018	980,799
Total	$ 980,799

The Company established a standy letter of credit that expires on October 30, 2018 in the amount of $150,000, which is collateralized by a certificate of deposit secure to the lease.

Note 5 - Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance.

Note 5 - Financial Statements with Off-Balance Sheet Credit Risk (Concluded)

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring cutomers to deposit additional collateral, or reduce positions, when necessary.

Note 6 - Capitalized Assets

A summary of capitalized assets as of December 31, 2017 is as follows:

Furniture and fixtures and machinery and equipment	$ 448,326
Capital improvements	117,521
Organization costs	184,683
Total capitalized assets	750,530
Less: accumulated depreciation and amortization	(655,756)
Capitalized assets, net	$ 94,774

Depreciation and amortization expense charged to operations for the period ended December 31, 2017 was $49,992.

Note 7 - Related Party Transactions

Included in Other Assets is a $103,000 loan receivable from a partnership owned by partners of the Company. The loan has no payment terms and bears no interest.

Note 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital, both as defined, shall not exceed 1500%. At December 31, 2017, the Company had Net Capital of $1,446,784 which was $1,148,452 in excess of its required net capital of $298,332. The Company's net capital ratio was 309.3%.

Note 9 - Contingent Liabilities

In November 2015, the Company discovered potential fraud committed by a former employee. The Company proactively reported the fraud detection to all relevant authorities and parties. The Company has no asserted claims as of December 31, 2017 and management does not expect any claims against the Company.

The Staff of FINRA's Enforcement Department has verbally advised the Company that it intends to pursue charges related to six transactions in real estate backed mortgage securities between June 2011 and August 2012. All but one transaction involves a former employee of the Company. FINRA has indictated that it believes that former employee made misleading statements to counterparties in connection with the transactions at issue. Preliminary discussion with the Staff indicate that they are seeking restitution of approximately $150,000 and fines and penalties of approximately $300,000. Odeon has countered with an offer of $150,000 and negotiations with the Staff are continuing. The $150,000 has been accrued in these financial statements.

Note 10 - Extraordinary Item

In January 2018 a FINRA Arbitration Panel awarded compensatory damages and legal fees to a former employee of the Company for a counter claim brought by the former employee against the Company. The same Panel awarded that former employee's current employer legal fees as a claim brought by the Company against his employer was dismissed by the Panel.

Note 11 - Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2018 and February 21, 2018 which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

See Note 10 for subsequent events disclosed by the Company.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Odeon Capital Group LLC
750 Lexington Avenue – 27th Fl
New York, NY 10022

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Odeon Capital Group LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Odeon Capital Group LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Odeon Capital Group LLC's management. Our responsibility is to express an opinion on Odeon Capital Group LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Odeon Capital Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Odeon Capital Group LLC's auditor since 2009.

New York, NY
February 21, 2018